DIRECT LINE (214) 746-7719 lindsay.germano@weil.com	Weil, Gotshal & Manges LLP 200 CRESCENT COURT SUITE 300 DALLAS, TEXAS 75201-6950 (214) 746-7700 FAX: (214) 746-7777 May 12, 2006	AUSTIN BOSTON BRUSSELS BUDAPEST FRANKFURT HOUSTON LONDON MIAMI MUNICH NEW YORK PARIS PRAGUE SHANGHAI SILICON VALLEY SINGAPORE WARSAW WASHINGTON, D.C.

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549-0305

RE:	Susser Holdings Corporation Form S-1

Ladies and Gentlemen:

On behalf of Susser Holdings Corporation, a Delaware corporation (the “Company”), please accept for filing, pursuant to the Securities Act of 1933, as amended, the Company’s Registration Statement on Form S-1 relating to the registration of its common stock, par value $0.01 per share, having a maximum aggregate offering price of $115,000,000. Under separate cover, we will be filing a confidentiality treatment request for certain of the exhibits referenced in the Company’s Form S-1.

Please be advised that funds in the amount of $12,305 representing the registration fee for the filing of the Registration Statement have been transferred by electronic wire transfer to the Securities and Exchange Commission.

Please contact the undersigned or Stuart Ogg of this firm at (214) 746-7865 with any questions or comments concerning the above or the registration statement generally.

Sincerely,

/s/ Lindsay M. Germano

Lindsay M. Germano

cc:	E.V. “Chip” Bonner, Jr., Susser Holdings Corporation
Michael A. Levitt, Fried, Frank, Harris, Shriver & Jacobson LLP